

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

April 24, 2017

Thomas J. Sanzone
President and Chief Executive Officer
Black Knight Financial Services, Inc.
601 Riverside Avenue
Jacksonville, Florida 32204

  Re: Black Knight Financial Services, Inc.
    Form 10-K for the Fiscal Year Ended December 31, 2016
    Filed February 24, 2017
    File No. 001-37394

Dear Mr. Sanzone:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        /s/ Stephen Krikorian

        Stephen Krikorian
        Accounting Branch Chief
        Office of Information Technologies
        and Services